Exhibit 99.1

DOGNESS (INTERNATIONAL) CORPORATION

F-1

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of December 31,	As of June 30,
	2021	2021
ASSETS
CURRENT ASSETS
Cash	$7,006,248	$4,912,442
Restricted cash	-	23,312
Short-term investments	54,915	549,895
Accounts receivable from third-party customers, net	3,905,754	2,367,326
Accounts receivable from a related party	957,396	515,193
Inventories, net	3,873,586	4,203,163
Due from related parties	61,297	32,528
Prepayments and other current assets	877,090	1,662,272
Total current assets	16,736,286	14,266,131

Property, plant and equipment, net	73,604,671	69,876,039
Right-of-use lease assets, net	5,031,465	5,170,395
Intangible assets, net	2,210,222	2,223,285
Long-term investments in equity investees	1,725,900	1,703,900
Deferred tax assets	430,601	605,658
TOTAL ASSETS	$99,739,145	$93,845,408

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$688,000	704,446
Current portion of long term bank loans	974,660	796,416
Accounts payable	1,271,812	847,151
Accounts payable – related parties	1,270,300	350,199
Due to related parties	1,273,741	2,001,940
Advances from customers	250,080	209,508
Taxes payable	4,951,940	4,443,192
Accrued expenses and other current liabilities	6,858,073	11,737,680
Operating lease liabilities, current	180,420	171,803
Total current liabilities	17,719,026	21,262,335

Long term bank loans	6,152,375	6,557,608
Operating lease liabilities, non-current	1,046,490	1,123,060
TOTAL LIABILITIES	$24,917,891	$28,943,003

Commitments

EQUITY
Common shares, $0.002 par value, 100,000,000 shares authorized, 33,468,561 and 29,624,814 issued and outstanding as of December 31, 2021 and June 30, 2021, respectively
Class A Common shares	48,798	41,111
Class B Common shares	18,138	18,138
Additional paid-in capital	68,099,112	60,355,278
Statutory reserve	291,443	291,443
Retained earnings	5,827,340	4,628,708
Accumulated other comprehensive gain (loss)	123,585	(960,285)
Total Dogness (International) Corporation shareholders’ equity	74,408,416	64,374,393

Noncontrolling interest	412,838	528,012
Total equity	74,821,254	64,902,405

TOTAL LIABILITIES AND EQUITY	$99,739,145	$93,845,408

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For The Six Months Ended December 31,
	2021	2020

Revenues - third party customers	$16,850,752	$11,697,156
Revenues – related parties	1,325,617	548,351
Total Revenues	18,176,369	12,245,507

Cost of revenues – third party customers	(10,369,603)	(7,170,811)
Cost of revenues – related parties	(728,572)	(285,258)
Total cost of revenues	(11,098,175)	(7,456,069)
Gross Profit	7,078,194	4,789,438

Operating expenses:
Selling expenses	961,478	1,000,340
General and administrative expenses	3,594,551	2,186,886
Research and development expenses	459,411	254,924
Total operating expenses	5,015,440	3,442,150

Income (loss) from operations	2,062,754	1,347,288

Other expenses:
Interest expense, net	(147,356)	(111,690)
Foreign exchange transaction gain (loss)	(143,953)	(119,082)
Other income (expenses), net	40,783	22,510
Rental income from related parties, net	80,895	136,055
Gain from disposition of a subsidiary	-	5,104
Total other expense, net	(169,631)	(67,103)

Income before income taxes	1,893,123	1,280,185
Provision for income taxes	815,393	530,679
Net income	1,077,730	749,506
Less: net loss attributable to noncontrolling interest	(120,902)	(89,742)
Net income attributable to Dogness (International) Corporation	1,198,632	839,248

Other comprehensive income:
Foreign currency translation gain	1,089,598	4,171,436
Comprehensive income	2,167,328	4,920,942
Less: comprehensive loss attributable to noncontrolling interest	(115,174)	(39,791)
Comprehensive income attributable to Dogness (International) Corporation	$2,282,502	$4,960,733

Earnings Per share
Basic	$0.04	$0.03
Diluted	$0.04	$0.03

Weighted Average Shares Outstanding
Basic	31,853,431	25,913,631
Diluted	32,252,895	25,931,146

The accompanying notes are an integral part of unaudited these consolidated financial statements.

F-3

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Unaudited)

	Common Shares		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Shares	Amount	Capital	Reserves	Earnings	Loss	interest	Total

Balance at June 30, 2020	25,913,631	$51,827	$53,221,610	$191,716	$3,216,071	$(5,787,965)	$614,669	$51,507,928
Net income (loss) for the period	-	-	-	-	839,248	-	(89,742)	749,506
Options granted for services	-	-	71,079	-	-	-	-	71,079
Capital contribution made by noncontrolling shareholders	-	-	-	-	-	-	101,913	101,913
Disposition of a subsidiary							(31,413)	(31,413)
Statutory reserve	-	-	-	2,685	(2,685)	-	-	-
Foreign currency translation gain	-	-	-	-	-	4,121,485	49,951	4,171,436
Balance at December 31, 2020	25,913,631	$51,827	$53,292,689	$194,401	$4,052,634	$(1,666,480)	$645,378	$56,570,449

Balance at June 30, 2021	29,624,814	$59,249	$60,355,278	$291,443	$4,628,708	$(960,285)	$528,012	$64,902,405
Net income (loss) for the period	-	-	-		1,198,632	-	(120,902)	1,077,730
Issuance shares for Private placement	2,178,120	4,355	3,449,688	-	-	-	-	3,454,043
Exercise of warrants	1,587,259	3,175	4,282,472	-	-	-	-	4,285,647
Options granted for services	-	-	11,831	-	-	-	-	11,831
Share option exercised	78,368	157	(157)	-	-	-	-	-
Foreign currency translation gain	-	-	-		-	1,083,870	5,728	1,089,598
Balance at December 31, 2021	33,468,561	$66,936	$68,099,112	$291,443	$5,827,340	$123,585	$412,838	$74,821,254

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended December 31,
	2021	2020

Cash flows from operating activities:
Net income	$1,077,730	$749,506
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,846,598	1,278,716
Share-based compensation for services	11,831	71,079
(Gain) loss from disposition of fixed assets	(2,776)	1,627
Gain from disposition of a subsidiary	-	(5,104)
Change in inventory reserve	-	(750,145)
Change in bad debt allowance	-	(15,358)
Deferred tax benefit	180,347	(13,740)
Unrealized foreign exchange loss	-	97,719
Amortization of the Right-of-use assets	203,853	200,108
Changes in operating assets and liabilities:
Accounts receivable	(1,503,172)	(1,274,020)
Accounts receivable-related parties	(431,664)	103,981
Inventories	370,328	(928,376)
Prepayments and other current assets	799,211	151,064
Prepayments and other current assets-related party	-	(28,209)
Accounts payables	410,128	(27,636)
Accounts payables-related party	907,410	(314,991)
Accrued expenses and other current liabilities	(480,305)	109,793
Advance from customers	37,529	13,306
Operating lease liabilities	(83,916)	(73,603)
Taxes payable	447,352	545,767
Net cash provided by (used in) operating activities	3,790,484	(108,516)

Cash flows from investing activities:
Cash paid for purchase of property, plant and equipment and accrued liability related to CIP	(9,144,517)	(7,352,641)
Proceeds from disposition of fixed assets	6,531	-
Long-term investments in equity investees	-	(236,320)
Proceeds upon maturity of short-term investments	497,600	2,809,254
Proceeds from disposition of a subsidiary	-	31,092
Net cash used in investing activities	(8,640,386)	(4,748,615)

Cash flows from financing activities:
Capital contribution made by noncontrolling shareholders	-	101,913
Net Proceeds from Exercise of warrants	4,285,647	-
Net Proceeds from private placement	3,454,043	-
Proceeds from short-term bank loans	628,000	73,271
Proceeds from long-term bank loans	-	7,385,000
Repayment of short-term bank loans	(644,446)	(4,494,271)
Repayment of long-term bank loans	(319,069)	(74,196)
Proceeds from (repayment of) related party loans	(775,416)	1,937,517
Net cash provided by financing activities	6,628,759	4,929,234

Effect of exchange rate changes on cash and restricted cash	291,637	12,556
Net increase in cash and restricted cash	2,070,494	84,659
Cash and restricted cash, beginning of period	4,935,754	1,266,873
Cash and restricted cash, end of period	$7,006,248	$1,351,532

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income tax	$3,208	$-
Cash paid for interest	$246,055	$209,694

Non-Cash Investing Activities
Right-of-assets obtained in exchange for operating lease obligations	$-	$1,562,206
Transfer from construction-in-progress to fixed assets	$599,909	$53,780
Additions to construction-in-progress through accounts payable	$-	$165,051

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-5

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products, and retractable leashes with products being sold all over the world mainly through distributions by large retailers. Mr. Silong Chen, the Chairman of the Board and Chief Executive Officer (“CEO”) of the Company is the controlling shareholder (the “Controlling Shareholder”) of the Company by virtue of his ownership of 9,069,000 Class B common shares, which carry three votes per share and, in the aggregate have more than half of the voting power of all common shares.

Reorganization

A Reorganization of the legal structure was completed on January 9, 2017. The Reorganization involved the incorporation of Dogness, a BVI holding company; and Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under the laws of the People’s Republic of China (“PRC”); and the transfer of Dogness (Hong Kong) Pet’s Products Co., Limited (“HK Dogness”), Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”), and Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”; collectively, the “Transferred Entities”) from the Controlling Shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by the Controlling Shareholder. On November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness ultimately owns 100% equity interests of the entities mentioned above.

Since the Company and its wholly-owned subsidiaries are effectively controlled by the same Controlling Shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On December 18, 2017, the Company completed its initial public offering (“IPO”) of 10,913,631 Class A common shares at a public offering price of $5.00 per share. The gross proceeds were approximately $54.6 million before deducting the placement agent’s commissions and other offering expenses, resulting in net proceeds of approximately $50.2 million. In connection with the offering, the Company’s Class A common shares began trading on the NASDAQ Global Market on December 20, 2017 under the symbol “DOGZ.”

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC (“Dogness Group”), with its operation focusing primarily on pet product sales in the U.S. In February 2018, Dogness Overseas Ltd (“Dogness Overseas”) was established in the British Virgin Islands as a holding company. Dogness Overseas owns all of the interests in Dogness Group.

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately RMB 71 million ($11.1 million) (the “Acquisition”). After the acquisition, Mejia became the Company’s wholly-owned subsidiary.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of PRC in Guangzhou City of Guangdong Province in China with a total registered capital of RMB 80 million (approximately $12.6 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% ownership interest owned by two unrelated entities. Intelligence Guangzhou had immaterial operation since its inception and will conduct research and manufacturing of the Company’s fast-growing intelligent pet products in the future.

F-6

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

On February 5, 2019, Dogness Japan Co. Ltd. (“Dogness Japan”) was incorporated in Japan. The Company invested $142,000 for 51% ownership interest in Dogness Japan, with the remaining 49% owned by an unrelated individual. Due to the negative impact of COVID-19 and because no material revenue was generated since its inception, on November 28, 2020, the Board approved to the sale of the Company’s 51% ownership interest to the remaining shareholder of Dogness Japan for cash consideration of JPY3.2 million ($31,092). The disposition transaction was consummated on November 28, 2020. Immediate before the disposition, Dogness Japan’s total assets were $91,625, accounting for only 0.1% of the Company’s consolidated total assets; and total liabilities were approximately $32,144, accounting for only 0.2% of the Company’s consolidated total liabilities. Management determined that this disposition did not represent a strategic shift and had no significant effect on the Company’s operations and financial results; therefore, no discontinued operations were presented. The Company recorded a gain of $5,104 from the disposition of Dogness Japan, as included in the unaudited consolidated financial statements for the six months ended December 31, 2020.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.6 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, the Chief Executive Officer, by which Dongguan Dogness acquired 51.2% ownership interest of Dogness Culture for a nominal fee. The remaining equity interest of 48.8% was also transferred to other two third parties for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.80 million) on April 16, 2020 along with other two shareholders’ capital contributions of RMB 4.88 million (approximately $0.77 million). Dogness Culture mainly focuses on developing and expanding pet food market and pet related service in China.

NOTE 2 – LIQUIDITY

As reflected in the Company’s consolidated financial statements, the Company had cash balance of approximately $7.0 million as of December 31, 2021, and the cash provided by operating activities was approximately $3.8 million for the six months ended December 31, 2021. As of December 31, 2021, the Company had future minimum capital expenditure payable on its construction-in-progress projects of approximately $4.4 million within the next twelve months and additional $1.9 million for the next five years. In addition, the Company had unpaid tax liabilities of $5.0 million as of December 31, 2021, which may be required to be settled with local tax authority in the near future. Furthermore, the ongoing COVID-19 pandemic may continue to negatively impact the Company’s business operations. A resurgence could negatively affect the Company’s ability to fulfill customer sales orders and collect customer payments timely, or disrupt the Company’s supply chain. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

The Company currently plans to fund its operations and support its construction projects mainly through cash flow from its operations, remaining cash from its January 2021 equity financing, July 2021 equity financing, February 2022 equity financing (see Note 18), renewal of bank borrowings, borrowing from related parties and additional equity financing from outside investors, if necessary, to ensure sufficient working capital. However, no assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the consolidated financial statements are released.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2021 and 2020 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with the financial statements and notes thereto included in the Company’s annual financial statements in form 20-F for the fiscal year ended June 30, 2021 as filed with the SEC on October 29, 2021.

The Company’s consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Dogness (International) Corporation (“Dogness” or the “Company”)	July 11, 2016	BVI	Parent, 100%	Holding Company
Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”)	March 10, 2009	Hong Kong	100%	Trading
Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”)	July 12, 2007	Hong Kong	100%	Trading
Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”)	October 26, 2016	Dongguan, China	100%	Holding Company
Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”)	May 15, 2009	Dongguan, China	100%	Development and manufacturing of pet leash products
Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”)	July 9,2009	Zhangzhou, China	100%	Manufacturing of pet leash products
Dogness Overseas Ltd (“Dogness Overseas”)	February 8, 2018	BVI	100%	Holding Company
Dogness Group LLC (“Dogness Group”)	January 23, 2018	Delaware, United States	100%	Pet products trading
Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”)	July 6, 2018	Guangzhou, China	58%	Research and manufacturing of intelligent pet products
Dogness Pet Culture (Dongguan) Co. Ltd. (“Dogness Culture”)	December 14, 2018	Dongguan, China	51.2%	Developing and expanding pet food market

F-7

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Noncontrolling interests

As of December 31, 2021, noncontrolling interests represent 42.0% and 48.8% noncontrolling shareholders’ interests in Intelligence Guangzhou and Dogness Culture, respectively. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the operating results of the Company are presented on the face of the unaudited consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between noncontrolling interest holders and the shareholders of the Company.

Use of Estimates

In preparing the unaudited consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Short-term Investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities within one month to twelve months. The banks invest the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 1.75% to 3.95% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the unaudited consolidated statements of comprehensive income (loss) over the contractual term of these investments.

The Company had short-term investments of $54,915 and $549,895 as of December 31, 2021 and June 30, 2021, respectively. The Company recorded interest income of $679 and $34,789 for the six months ended December 31, 2021 and 2020, respectively.

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited consolidated statements of comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $26,611 and $26,272 as of December 31, 2021 and June 30, 2021, respectively.

F-8

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Prepayment

Prepayment primarily consists of advances to suppliers for purchasing of raw materials that have not been received, and prepayment to a landlord for lease of a piece of land in order to build a warehouse in the near future. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Buildings	10-50 years
Leasehold improvement	Lesser of useful life and lease term
Machinery equipment	5-10 years
Transportation vehicles	5 years
Office equipment and furniture	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments that substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited consolidated statements of other comprehensive income (loss) in other income or expenses.

Construction-in-Progress (“CIP”)

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant and equipment.

Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets.

F-9

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets, net

Intangible assets consist primarily of a customized software system purchased from a third-party vendor, used for accounting and production management and land use rights. Under PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.”

Intangible assets are stated at cost less accumulated amortization. Customized software systems are amortized using the straight-line method over the estimated useful economic life of 10 years. Land use rights are amortization using the straight-line method over the estimated useful life of 50 years, which is determined in connection with the term of the land use rights.

Long-term Investments in Equity Investees

On July 1, 2018, the Company adopted Accounting Standards Codification (“ASC”) 321 “Investments—Equity Securities” (“ASC 321”). In accordance with ASC 321, equity securities over which the Company has no significant influence (generally less than a 20% ownership interest) with readily determinable fair values are accounted for at fair value based on quoted market prices. Equity securities without readily determinable fair values are accounted for either at fair value or using the measurement alternative. Under the measurement alternative, the equity investments are measured at cost, less any impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company.

Nanjing Rootaya Intelligence Technology Co., Ltd. (“Nanjing Rootaya”) is an entity incorporated on March 25, 2015 in the PRC and is primarily engaged in development of smart pet products. In July 2018, the Company entered into an equity investment agreement with Nanjing Rootaya to invest RMB 1.25 million ($196,125) for 10% of the ownership interest in Nanjing Rootaya, with the remaining 90% of the ownership interest owned by three unrelated shareholders.

Dogness Network Technology Co., Ltd (“Dogness Network”) is an entity incorporated on November 17, 2017 in the PRC and is engaged in the development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Dogness Network to invest RMB 8.0 million ($1,255,200) for 10% of the ownership interest in Dogness Network, with the remaining 90% of the ownership interest owned by an unrelated shareholder.

Linsun Smart Technology Co., Ltd (“Linsun”) is an entity incorporated on January 25, 2018 in the PRC and is engaged in development and sales of smart pet products. In November 2018, the Company entered into an equity investment agreement with Linsun to invest RMB 3.0 million ($470,700) for 13% of the ownership interest in Linsun, with the remaining 87% of the ownership interest owned by three unrelated shareholders.

The purpose of entering into these equity investment agreements with Nanjing Rootaya, Dogness Network and Linsun was to establish cooperative business with these investees to jointly develop and distribute the Company’s intelligent smart pet products. The Company accounts for the above-mentioned investments using the measurement alternative in accordance with ASC 321.

F-10

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term Investments in Equity Investees (continued)

The Company records the cost method investments at historical cost and subsequently records any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments. Investment in equity investees is evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Due to the fact that Nanjing Rootaya reported significant net loss and working capital deficit, and is unable to generate positive cash flow in the foreseeable future. A full impairment loss has been applied against this investment in fiscal 2020. For the Company’s investments in Dogness Network and Linsun, no material impairment indicator was noted because their operation results indicated net income and cash inflows.

As of December 31, 2021 and June 30, 2021, the Company’s long-term investments in equity investees amounted to $1,725,900 and $1,703,900, respectively.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investments, accounts receivable, inventories, prepayments and other current assets, accounts payable, advance from customers, taxes payable, accrued expenses and other current liabilities, current portion of lease liabilities, and short-term bank loans approximate their fair values because of the short-term nature of these instruments. The Company’s long-term investments are accounted for using the measurement alternative in accordance with ASC 321, which also approximate their recorded values.

F-11

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-lived assets impairment

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. No impairment was recorded for the six months ended December 31, 2021 and 2020.

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since July 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities on the consolidated balance sheets. The standard did not materially impact our consolidated net earnings and cash flows.

Rental income

Rental revenues are recognized as earned in accordance with the terms of the respective lease agreement on a straight-line basis. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees and other fees are recognized as income when earned. Management reviews the tenant’s payment history and financial condition periodically in determining, in its judgment, whether any accrued rental income and unbilled rent receivable balances applicable to each specific property is collectable.

Revenue Recognition

On July 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

F-12

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the six months ended December 31, 2021 and 2020, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in cost of goods sold. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent pet products, to wholesalers and retailers. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

The Company also generates revenue by providing ribbon dyeing service and pet grooming services to customers. The Company utilizes its manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. The Company recognizes revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers. The revenue from pet grooming services is recognized when the services are rendered.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2021 and June 30, 2021, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2021 and 2020 are disclosed in Note 16 of this unaudited consolidated financial statements.

F-13

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. Deferred income taxes assets and liabilities are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2021, the Company had income tax payable of approximately $5.0 million, primarily related to the unpaid income tax in China. Based on statutory surcharge for overdue tax payment, the Company recorded surcharge of $136,892 as part of the income tax provision as reflected in the consolidated statements of comprehensive income for the six months ended December 31, 2021. The Company expects to settle the income tax liabilities in fiscal 2022 when the 2021 annual income tax return is assessed by the local tax authority. As of December 31, 2021, all of the Company’s tax returns of its PRC Subsidiaries, Hong Kong subsidiaries, and U.S subsidiary remain open for statutory examination by relevant tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess.

Since significant amount of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

F-14

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Share-Based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of the operations of HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia, Intelligence Guangzhou and Dogness Culture are determined using RMB, the local currency, as the functional currency. Dogness Japan uses Japanese Yen as the functional currency, while Dogness Overseas and Dogness Group use U.S Dollar as their functional currency.

The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the unaudited consolidated statement of comprehensive income (loss).

The following table outlines the currency exchange rates that were used in creating the unaudited consolidated financial statements:

	Six months ended December 31, 2021	Six months ended December 31, 2020		June 30, 2021
Period End spot rate	US$1=6.3726RMB	US$1=RMB 6.5326	US$1=JPY 103.2	US$1=RMB 6.4566	US$1=JPY 111.1
Average rate	US$1=6.4316RMB	US$1=RMB 6.7715	US$1=JPY 105.3	US$1=RMB 6.6221	US$1=JPY 106.6

F-15

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the reported revenues, net income and cash flows.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The adoption of ASU 2019-12 does not have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The adoption of ASU 2019-12 does not have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should reevaluate whether a callable debt security is within the scope of ASC 310-20-35-33. As revised, ASC 310-20-35-33 requires that, for each reporting period, to the extent the amortized cost basis of an individual callable debt security exceeds the amount repayable by the issuer at the next call date, the excess (i.e., the premium) should be amortized to the next call date, unless the guidance in ASC 310-20-35-26 is applied to consider estimated prepayments. For purposes of this guidance, the next call date is the first date when a call option at a specified price becomes exercisable. Once that date has passed, the next call date is when the next call option at a specified price becomes exercisable, if applicable. If there is no remaining premium or if there are no further call dates, the entity should reset the effective yield using the payment terms of the debt security. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements

F-16

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31, 2021	As of June 30, 2021

Accounts receivable from third-party customers	$3,932,365	$2,393,598
Less: allowance for doubtful accounts	(26,611)	(26,272)
Total accounts receivable from third-party customers, net	3,905,754	2,367,326
Add: accounts receivable - related parties	957,396	515,193
Total accounts receivable, net	$4,863,150	$2,882,519

For the six months ended December 31, 2021 and 2020, the Company recorded a bad debt recovery of $Nil and $15,358, respectively. Allowance for doubtful accounts amounted to $26,611 and $26,272 as of December 31, 2021 and June 30, 2021, respectively.

Approximately RMB 14.5 million ($2.3 million) or 55% of the accounts receivable balance as of December 31, 2021 from third-party customers has been collected as of March 31, 2022.

In connection with the Company’s long-term investments in equity investees as disclosed in Note 3, the Company sold certain intelligence pet products to related parties Dogness Technology and Dogness Network. As of December 31, 2021. The outstanding accounts receivable from Dogness Technology and Dogness Network amounted to $172,719 and $784,677, respectively. As of March 31, 2022, $138,530 and $305,234 has been collected from Dogness Technology and Dogness Network, respectively. (See Note 12).

Allowance for doubtful accounts movement is as follows:

	As of December 31, 2021	As of June 30, 2021

Beginning balance	$26,272	$23,982
Additions	-	-
Recovery	-	-
Write-off	-	-
Foreign currency translation adjustments	339	2,290
Ending balance	$26,611	$26,272

F-17

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 – INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,	As of June 30,
	2021	2021

Raw materials	$110,463	$218,090
Work in process	827,251	1,082,350
Finished goods	3,090,023	3,054,909
	4,027,737	4,355,349
Less: inventory allowance	(154,151)	(152,186)
Inventory, net	$3,873,586	$4,203,163

Inventory includes raw materials, work in progress and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

During the six months ended December 31, 2020, the Company disposed approximately $0.7 million obsolete and damaged inventory. For the six months ended December 31, 2021, the Company had no inventory markdown.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	As of December 31,	As of June 30,
	2021	2021

Buildings	$28,473,835	$28,128,416
Machinery and equipment	7,917,423	7,524,170
Office equipment and furniture	1,313,761	1,296,201
Automobiles	712,409	754,764
Leasehold improvements	46,603,872	41,095,980
Construction-in-progress (“CIP”) (1)	-	597,594
Total	85,021,300	79,397,125
Less: Accumulated depreciation	(11,105,830)	(9,214,249)
Impairment of fixed assets	(310,799)	(306,837)
Property, plant and equipment, net	$73,604,671	$69,876,039

No impairment was recorded for the six months ended December 30, 2021 and 2020, respectively.

Depreciation expense was $1,805,202 and $1,239,397 for the six months ended December 31, 2021 and 2020, respectively. In connection with the $7.1 million long-term bank loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its fixed assets of approximately $5.6 million as the collateral to secure the loans. In addition, in connection with the Company’s $0.7 million loan from Cathay Bank, the Company’s U.S. subsidiary Dogness Group pledged its fixed assets as collateral to secure the borrowing (see Note 9).

F-18

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(1) The Company’s CIP primarily consisted of the following:

The Company’s subsidiary Dongguan Jiasheng had a capital project to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The total budget is approximately RMB263.5 million ($41.3 million). As of December 31, 2021, the Company had substantially completed this project and transferred all of the related CIP to fixed assets. As of December 31, 2021, the Company has made total payments of approximately RMB 223.4 million ($35.1 million) in connection to this project, which resulted in future minimum capital expenditure payments of RMB 40.1 million ($6.2 million).

The Company’s subsidiary Dogness Culture was also working on a project to decorate a pet themed retail store. Total cost is RMB 2.2 million ($0.3 million). This project has fully completed by June 30, 2021, As of December 31, 2021, the Company has paid RMB 2.1 million ($0.3 million) for the project.

As of December 31, 2021, future minimum capital expenditures on the Company’s construction-in-progress projects are estimated as follows:

	Capital expenditure commitment on Dongguan Jiasheng	Capital expenditure commitment on pet store under Dogness Culture	Total
2022	$4,380,395	$15,839	$4,396,234
2023	969,769	-	969,769
2024	627,600	-	627,600
2025	308,912	-	308,912
Total	$6,286,676	$15,839	$6,302,515

Subsequently, from January 2022 to April 2022, the Company made payment of RMB 18.2 million ($2.9 million) on the above-mentioned construction projects. As a result, the Company’s future capital expenditure commitment on CIP has decreased from approximately $6.3 million as of December 31, 2021 to approximately $3.5 million as of March 31 ,2022, as detailed below:

	Capital expenditure commitment on Dongguan Jiasheng	Capital expenditure commitment on pet store under Dogness Culture	Total
2022	$1,528,521	$15,839	$1,544,360
2023	969,769	-	969,769
2024	627,600	-	627,600
2025	308,912	-	308,912
Total	$3,434,802	$15,839	$3,450,641

The Company plans to fund unpaid amount of these CIP projects through working capital generated from operations, bank borrowings, borrowing from related parties, the proceeds received from July 2021 equity financing, February 2022 equity financing as well as other future potential capital raising activities.

F-19

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 – INTANGIBLE ASSETS, NET

Net intangible assets consisted of the following:

	As of December 31,	As of June 30,
	2021	2021

Software	$235,769	$232,764
Land use right	2,382,703	2,352,331
Less: accumulated amortization	(408,250)	(361,810)
Intangible assets, net	$2,210,222	$2,223,285

Amortization expense was $41,396 and $39,319 for the six months ended December 31, 2021 and 2020, respectively. In connection with the $7.8 million long-term loans borrowed from Dongguan Rural Commercial Bank, the Company’s subsidiary Meijia pledged its land use right with net book value of $2.1 million as the collateral to secure the loans (See Note 9)

Estimated future amortization expense is as follows:

Twelve months ending December 31,	Amortization expense
2022	$83,537
2023	78,390
2024	67,211
2025	64,489
Thereafter	1,916,595
Total	$2,210,222

F-20

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 – LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the six months ended December 31, 2021 and 2020 was $ 239,559 and $233,857, respectively.

Effective July 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of July 1, 2019. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Supplemental balance sheet information related to operating leases was as follows:

	December 31, 2021	June 30, 2021

Right-of-use assets, net	$5,031,465	$5,170,395

Operating lease liabilities - current	$180,420	$171,803
Operating lease liabilities - non-current	1,046,490	1,123,060
Total operating lease liabilities	$1,226,910	$1,294,863

The weighted average remaining lease terms was 14.17 years as of December 31, 2021.

The following is a schedule of maturities of lease liabilities as of December 31, 2021:

Twelve months ending December 31,
2022	$245,023
2023	260,410
2024	267,515
2025	269,525
2026	286,451
Thereafter	101,932
Total future minimum lease payments	1,430,856
Less: imputed interest	203,946
Total	$1,226,910

F-21

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 9 – BANK LOANS

Short-term loans consisted of the following:

	As of December 31,	As of June 30,
	2021	2021

Cathay Bank
Effective interest rate at 4.25% (1)	$688,000	$704,446
Total	$688,000	$704,446

(1)

On February 6, 2020, one of the Company’s U.S. subsidiaries, Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which Dogness Group has the availability to borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is guaranteed by the fixed assets of Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets.

As of December 31, 2021, the outstanding balance was $688,000. The Company has extended the repayment date to February 2024 from the original due date of February 2022.

Long-term loan consisted of the following:

	As of December 31,	As of June 30,
	2021	2021

Dongguan Rural Commercial Bank
Effective interest rate at 6.15% and 6.55%	7,127,035	7,354,024
Less: current portion of long-term loans	(974,660)	(796,416)
Long-term loans	$6,152,375	$6,557,608

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of RMB 50 million ($7.8 million) of loans to support the working capital needs and the construction of the Company’s current CIP projects. The loans have terms various between three and eight years. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $2.1 million and buildings of approximately $5.6 million from Meijia as collateral to secure total loans of RMB 30 million ($4.7 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of RMB 20 million ($3.1million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. As of December 31, 2021, the outstanding balance was $7,127,035.

Interest expenses for the above-mentioned loans amounted to $246,055 and $158,269 for the six months ended December 31, 2021 and 2020, respectively.

The Company capitalized interest of $91,126 and $51,425 related to certain CIP projects expenditures for the six months ended December 31, 2021 and 2020, respectively.

As of December 31, 2021, the Company’s short-term and long-term loans totaled approximately $7.8 million. The repayment schedule for the Company’s bank loans are as follows:

Twelve months ending December 31,	Repayment
2022	$1,662,660
2023	4,135,821
2024	394,566
2025	421,264
2026	449,383
2027	479,380
2028	271,961
Total	$7,815,035

F-22

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 10 – TAXES

(a) Corporate Income Taxes (“CIT”)

Dogness is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Under Hong Kong tax laws, subsidiaries in Hong Kong are subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In October 2015, Dongguan Jiasheng, the Company’s main operating subsidiary in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% from 2015 to 2023. The certificate is valid for another three years and is subject to further renewal.

EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate the local economy. The corporate income taxes for the six months ended December 31, 2021 and 2020 were reported at a reduced rate of 15% as a result of Dongguan Jiasheng being approved as HNTE. The impact of the tax holidays noted above decreased corporate income taxes by $6,694 and $140,015 for the six months ended December 31, 2021 and 2020, respectively. The benefit of the tax holidays on net income (loss) per share (basic and diluted) was $0.00 and $0.00 for the six months ended December 31, 2021 and 2020, respectively. As of December 31, 2021 all of the Company’s tax returns of its PRC Subsidiaries, Hong Kong subsidiaries and U.S subsidiary remain open for statutory examination by relevant tax authorities.

The following table reconciles the statutory rate to the Company’s effective tax:

	For the six months ended December 31,
	2021	2020

Income tax expense computed based on PRC statutory rate	$473,281	$320,046
Effect of rate differential for Hong Kong and other outside PRC entities	(176,139)	(8,917)
Effect of PRC preferential tax rate	(6,694)	(140,015)
Change in valuation allowance	359,220	(56,940)
Surcharge on unpaid income tax	136,892	527,110
Permanent difference	28,833	(110,605)
Total income tax provisions	$815,393	$530,679

The provision for income tax consists of the following:

	For the six months ended December 31,
	2021	2020

Current income tax provision	$635,046	$544,419
Deferred income tax benefit	180,347	(13,740)
Total income tax expense	$815,393	$530,679

F-23

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 10 – TAXES (continued)

The components of deferred tax assets as of December 31, 2021 and June 30, 2021 consist of the following:

	December 31, 2021	June 30, 2021

Deferred tax assets:
Net operating losses	$1,521,425	$1,223,699
Assets impairment reserve	477,723	471,634
Depreciation and others	(45,760)	56,642
Valuation allowance	(1,522,787)	(1,146,317)
Deferred tax assets, net	$430,601	$605,658

(b) Taxes Payable

The Company’s taxes payable consists of the following:

	December 31, 2021	June 30, 2021

Corporate income tax payable	$4,950,381	$4,256,487
Other tax payable	1,559	186,705
Total taxes payable	$4,951,940	$4,443,192

As of December 31, 2021 and June 30, 2021, the Company had accrued tax liabilities of approximately $5.0 million and $4.4 million, respectively, mostly related to the unpaid income tax and business tax and accrued surcharge for overdue tax payment in China. According to PRC taxation regulation and administrative practice and procedures, if the tax is not fully paid, tax authorities may impose interest and late payment penalties on the unpaid balance. The statute of limitation on the tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. For the six months ended December 31, 2021, the Company accrued and recorded surcharge for overdue tax payment of $136,892 associated with unpaid income tax liabilities, which was recorded as part of the income tax provision and reflected in the consolidated statements of comprehensive income. In practice, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance after the Company successfully completed its IPO and is in the process of negotiating a settlement plan agreement. Local tax authorities have not made a determination as of December 31, 2021. The Company cannot guarantee such settlement will ultimately occur.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

F-24

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11 – COMMITMENTS AND CONTINGENCIES (continued)

Capital Investment Obligation

Dogness Intelligence Technology Co., Ltd.

On July 6, 2018, a new entity called Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million ($12.6 million). The Company’s subsidiary, Dongguan Jiasheng, is required to contribute RMB 46.4 million ($7.3 million) as paid-in capital in exchange for 58% ownership interest in Intelligence Guangzhou. As of December 31, 2021 and as of the date of this filing, Dongguan Jiasheng has not made the capital contribution. Pursuant to the article of incorporation, the Company is required to complete the capital contribution before May 22, 2038.

Zhangzhou Meijia Metal Product Ltd.

Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB 60.0 million ($9.4 million). As of June 30, 2021, RMB 42.7 million ($6.7 million) capital contribution has been made. During six months ended December 31, 2021, the Company didn’t make additional capital contribution in Meijia.

As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB 17.3 million ($2.7 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

Dongguan Jiasheng Enterprise Ltd.

In December 2020, Dongguan Jiasheng amended its Article of Incorporation to increase its registered capital from RMB 50.0 million ($7.8 million) to RMB 55.0 million ($8.6 million). As of June 30, 2021, RMB 55.0 million ($8.6million) capital contribution has been made.

Dogness Network

As disclosed in Note 3 above, the Company is required to invest RMB 8.0 million (approximately $1.3 million) in exchange for 10% ownership interest in Dogness Network. As of June 30, 2021, RMB 8.0 million (approximately $1.3 million) to Dogness Network has been made.

Capital Expenditure Commitment

In connection with the Company’s construction projects on Dogness Culture and Dongguan Jiasheng, from January 2022 to March 2022, the Company made payments of RMB 18.2 million ($2.9 million) on these projects. As a result, the future minimum capital expenditure commitment on these projects have decreased from approximately $6.3 million as of December 31, 2021 to approximately $3.5 million as of March 31, 2022 (see Note 6).

F-25

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 12 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 13% of the ownership
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen

(1)	Due from related party

Due from related parties consist of mainly rent receivables with the balance as of the following:

	As of December 31,	As of June 30,
	2021	2021

Linsun	$57,233	$32,118
Dogness Network	4,064	410
Total	$61,297	$32,528

(2)	Due to related parties

As of December 31, 2021 and June 30, 2021, due to related parties consist of the following:

	As of December 31,	As of June 30,
	2021	2021

Mr. Silong Chen	$1,273,741	$2,001,940
Total	$1,273,741	$2,001,940

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advances are non-interest bearing and due on demand.

(3)	Loan guarantee provided by related parties

In connection with the Company’s bank borrowings, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s long-term bank loans. (See Note 9).

(4)	Sales to related parties

Revenue from related parties consisted of the following:

	For the six months ended December 31,
Name	2021	2020

Dogness Technology	$347,253	$-
Dogness Network	978,364	548,351
Total	$1,325,617	$548,351

Cost of revenue associated with the sales to these two related parties amounted to $728,572 and $285,258 for the six months ended December 31, 2021 and 2020, respectively.

F-26

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

(5)	Accounts receivable from a related party

Accounts receivable from a related party consisted of the following:

	As of December 31,	As of June 30,
	2021	2021

Accounts receivable - related party:
Dogness Network	$784,677	$515,193
Dogness Technology	172,719	-
Total	$957,396	$515,193

As of December 31, 2021, total accounts receivable from related parties amounted to $957,396, of which $443,764 has been collected as of March 2022.

(6)	Accounts payable to related parties

Accounts payables to related parties consisted of the following:

	As of December 31,	As of June 30,
	2021	2021

Accounts payable - related parties:
Linsun	$1,270,300	$350,199
Total	$1,270,300	$350,199

(7)	Purchase from related parties

During the six months ended December 31, 2021 and 2020, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun. Total purchases from Linsun amounted to $2,690,944 and $1,004,185 in six months ended December 31, 2021 and 2020, respectively.

(8)	Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $250,000 and is subject to 15% increase every three years. For the six months ended December 31, 2021 and 2020, the Company recorded rent income of $131,904 and $119,956, respectively, as other income through leasing the manufacturing facilities to Linsun.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Network, which enabled Dogness Network to lease part of Dongguan Jiasheng’s new production facilities of approximately 580 square meters for ten years. Annual lease payment from Dogness Network amounted to approximately $37,000 and is subject to 15% increase every three years. For the six months ended December 31, 2021 and 2020, the Company recorded rent income of $19,489 and $16,099, respectively, as other income through leasing the manufacturing facilities to Dogness Network.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years. Annual lease payment from Dogness Technology amounted to $1,866. For the year ended December 31, 2021 and 2020, the Company recorded rent income of $933 and $Nil as other income through leasing the manufacturing facilities to Dogness Technology.

F-27

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 13 – EQUITY

Common Shares

Dogness was established under the laws of BVI on July 11, 2016. The original authorized number of common shares was 15,000,000 shares with par value of $0.002 each. On April 26, 2017, Shareholders of the Company held a meeting (the “Meeting”) and approved the following resolutions: (i) increase the authorized number of common shares to 100,000,000 shares with par value of $0.002 each, of which 15,000,000 were issued and outstanding; and (ii) reclassify the currently issued and outstanding common shares into two classes, Class A common shares and Class B common shares, which have equal economic rights but unequal voting rights, pursuant to which Class A common shares receive one vote each and Class B common shares receive three votes each.

Initial Public Offering

On December 18, 2017, the Company completed its initial public offering (“IPO”) of 10,913,631 Class A common shares at a public offering price of $5.00 per share. The gross proceeds were approximately $54.6 million before deducting placement agent’s commission and other offering expenses, resulting in net proceeds of approximately $50.2 million. In connection with the offering, the Company’s Class A common shares began trading on the NASDAQ Global Market on December 20, 2017 under the symbol “DOGZ.”

Public Offering Warrants

In connection with and upon closing of the IPO on December 18, 2017, the Company agreed to issue 500,000 warrants to the underwriters and to register herein warrants to purchase up to a total of up to 500,000 Class A common shares (equal to 5% of the aggregate number of Class A common shares sold in the IPO).

These warrants carry a term of three years from the closing of the IPO, and are exercisable at any time, and from time to time, in whole or in part, commencing 180 days from the closing of the IPO and are exercisable at a price equal to $6.25 per share. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. These underwriter warrants were expired on December 18, 2020.

Equity Financing

January 2021 equity financing

On January 20, 2021, the Company closed a securities purchase agreement with certain institutional investors for the sale of 3,455,130 Class A common shares in a registered offering at the price of $2.15 per common share. After the payment of expenses, the Company received approximately $6.6 million in net proceeds from the sale of the common shares.

In addition, warrants carry a term of three years to purchase an aggregate of 1,727,565 common shares for $2.70 per share were issued to the investors and warrants to purchase an aggregate of 276,410 common shares for $2.70 per share were issued as commission to the placement agent in the offering. If fully exercised, the Company would receive aggregate gross proceeds from the warrants of approximately $5.4 million. These warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. 1,587,259 warrants were excised during six months ended December 31, 2021.

July 2021 equity financing

On July 19, 2021, the Company closed a securities purchase agreement with certain institutional investors for the sale of 2,178,120 Class A common shares in a registered offering at the price of $1.82 per common share. After payment of expenses, the Company received approximately $3.4 million in net proceeds from the sale of the common shares. Additionally, The Company also issued warrants to purchase 174,249 common shares to the placement agent exercisable at $1.82 per share with expiration date on July 15, 2024. No warrants were excised during six months ended December 31, 2021.

F-28

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 13 – EQUITY (continued)

Common Shares Issued For Service

On April 15, 2021, the Company signed a consulting agreement with Real Miracle Investments Limited (“Real Miracle’) to provide strategic business and marketing consulting services to the Company for nine months from April 15, 2021. As the consideration for the service, Real Miracle is entitled to receive 250,000 of the Company’s Class A common shares within ten days upon signing the agreement. On April 28, 2021, these shares were issued to Real Miracle. These shares were measured at $387,500 which was based on the value of the Company’s Class A common shares at the agreement date and amortized over the service period.

As of December 31, 2021, the Company had an aggregate of 33,468,561 common shares outstanding, consisting of 24,399,561 Class A and 9,069,000 Class B common shares; respectively. As of June 30, 2021, the Company had an aggregate of 29,624,814 common shares outstanding, consisting of 20,555,814 Class A and 9,069,000 Class B common shares; respectively.

As of December 31, 2021, 590,965 warrants in connection with two equity financings in 2021 were outstanding, with weighted average exercise price of $2.44 and weighted average remaining life of 2.07 years.

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC regulations until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $Nil and $2,685 to statutory reserves during the six months ended December 31, 2021 and 2020 in accordance with PRC regulations, respectively. The restricted amounts as determined by the PRC statutory laws totaled both was $291,443 as of December 31, 2021 and June 30, 2021, respectively.

F-29

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 14 – EARNINGS PER SHARE

For the six months ended December 31, 2021 and 2020, the effect of potential common shares from the unexercised options was dilutive since the exercise prices for the options were lower than the average market price. As a result, a total of 399,464 and 17,515 unexercised options were included in the computation of diluted earnings per share for the six months ended December 31, 2021 and 2020, respectively.

The following table presents a reconciliation of basic and diluted net income (loss) per share:

	For the six months ended December 31,
	2021	2020

Net income attributable to the Company	$1,198,632	$839,248
Weighted average number of common shares outstanding - Basic	31,853,431	25,913,631
Dilutive securities -unexercised warrants and options	399,464	17,515
Weighted average number of common shares outstanding - diluted	32,252,895	25,931,146

Earnings per share - Basic	$0.04	$0.03
Earnings per share – Diluted	$0.04	$0.03

NOTE 15 – OPTIONS

On November 10, 2017, the Company signed a consulting agreement to engage TJ Capital Management, L.P. (“TJ Capital”) to provide strategic consulting services to the Company in matters relating to investor relations, capital markets and shareholder value creation strategy.

As the part of the agreement, TJ Capital was granted options to purchase 160,000 of the Company’s Class A common shares. The options are exercisable at a purchase price of $1.50 per share with no restriction for sale, among which options 60,000 shares were to vest 7 months after the Company’s IPO date, 50,000 shares were to vest 10 months after the IPO date, and 50,000 shares were to vest 15 months after the IPO date.

On May 23, 2019, the Company signed a service termination agreement with TJ Capital to terminate the consulting agreement previously entered on November 10, 2017. As a result, the options granted under the original service agreement were also cancelled. No share-based compensation expenses were accrued up to the date of the termination of this agreement, because TJ Capital had not provided the services.

On July 30, 2019, the Company negotiated and signed a new Corporate and Executive Service Agreement with TJ Capital to provide strategic consulting services to the Company relating to services such as investor relations, capital markets and shareholder value creation strategy. The consulting service period is for two years, unless sooner terminated by either party or extended by the agreement of both parties. Pursuant to the agreement, as the compensation for the services, TJ Capital will be granted options to purchase 160,000 of the Company’s Class A common shares. The options are exercisable at a purchase price of $1.50 per share, and the options shall be deemed to be fully paid at a rate of 6,667 options per month, commencing on August 1, 2019. The options may be exercised at any time following vesting for cash or on a cashless basis. The aggregated fair value of the options granted to TJ Capital was $284,300. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $2.90; risk free rate of 1.85%; expected term of 2 years; exercise price of the options of $1.50; volatility of 77.0%; and expected future dividends of $Nil.

Pursuant to the consulting agreement signed between TJ Capital and the Company, TJ Capital opted to exercise 10,000 share options on a cashless basis. On February 18, 2021, the Company issued 6,053 common shares to TJ Capital. During the six months ended December 31, 2021, TJ Capital further opted to exercise 60,000 and 60,000 share options on a cashless basis, respectively. On November 4, 2021 and December 1, 2021, the Company issued 36,440 and 41,928 common shares to TJ Capital, respectively.

On May 28, 2017, the Company signed an employment agreement with Dr. Yunhao Chen, the Chief Financial Officer of the Company. As the part of the compensation, the Company agreed to grant Ms. Chen options to purchase up to 120,000 Class A common shares, at an exercise price of $1.50 per share. The grant was effective at the IPO date and the options vest at a rate of 5,000 per month, beginning one month following completion of the IPO.

F-30

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 15 – OPTIONS (continued)

The aggregate fair value of the options granted to Dr. Yunhao Chen, the CFO, was $440,840. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $5.00; risk free rate of 1.84%; expected term of 2 years; exercise price of the options of $1.50; volatility of 69.5%; and expected future dividends of $Nil. As of December 31, 2021, all of 120,000 options were vested and no options were exercised by the CFO.

On May 28, 2017, the Company signed an employment agreement with Mr. Silong Chen, the Chief Executive Officer of the Company. As the part of the compensation, the Company agrees to grant Mr. Chen options to purchase up to 360,000 Class A common shares, at an exercise price of $1.50 per share. The grant was effective at the IPO date and the options vest at a rate of 10,000 per month, beginning one month following completion of the IPO. On October 31, 2019, Mr. Silong Chen voluntarily waived the remaining unvested 140,000 options.

The aggregate fair value of the options granted to Mr. Silong Chen was $1,385,500. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $5.00; risk free rate of 1.94%; expected term of 3 years; exercise price of the options of $1.50; volatility of 74.7%; and expected future dividends of $Nil. As of December 31, 2021, no options were exercised by the CEO and 220,000 options were vested.

The Company recorded $11,831 and $71,079 share-based compensation expense for the six months ended December 31, 2021 and 2020, respectively.

The following table summarized the Company’s share option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Outstanding June 30, 2020	500,000	$1.50	0.35
Exercisable, June 30, 2020	413,337	$1.50	0.19

Granted	-	-	-
Cancelled	-	-	-
Exercised	(10,000)	-	-
Outstanding June 30, 2021	490,000	$1.50	0.03
Exercisable, June 30, 2021	483,341	$1.50	0.03
Granted	-	-	-

Granted
Cancelled
Exercised	(120,000)	-	-

Outstanding December 31, 2021	370,000	$1.50	-
Exercisable, December 31, 2021	370,000	$1.50	-

F-31

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 16 – SEGMENT

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs, process and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances, as well as intelligent pet products. The Company also provides dyeing services to external customers, as well as pet grooming service. The dyeing service is to utilize the existing production capacity and the pet grooming service is immaterial. Therefore, the Company concludes that essentially the Company’s products and services have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution, hence the Company has only one reporting segment.

Revenue by products and services

The summary of total revenues by product and service categories for the six months ended December 31, 2021 and 2020 was as follows:

	For the six months ended December 31,
	2021	2020

Product sales:
Traditional pet products	$7,137,899	$7,610,266
Intelligent pet products	9,902,154	3,383,666
Climbing hooks and others	794,749	769,199
Total revenue from product sales	17,834,802	11,763,131

Service:
Dyeing services	312,676	482,376
Other services	28,891	-
Total revenue from service	341,567	482,376
Total revenue	$18,176,369	$12,245,507

Revenue by geographic area

Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the six months ended December 31,
	2021	2020

Geographic location
Sales in China domestic market	$8,532,775	$6,430,883
Sales to international markets	9,643,594	5,814,624
Total	$18,176,369	$12,245,507

F-32

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 17 – CONCENTRATONS AND CREDIT RISK

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2021 and June 30, 2021, $468,036 and $1,118,118 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. In addition, the Company’s short-term investments deposited with PRC banks are also not insured.

As of December 31, 2021, three customers aggregately accounted for 44.0% of the Company’s total accounts receivable, with related party customer, Dogness Network accounted for 16.1%, and two third party customers accounted for 15.7% and 12.1% of the Company’s total accounts receivable, respectively. As of June 30, 2021, three customers aggregately accounted for 45.2% of the Company’s total accounts receivable, with related party customer, Dogness Network accounted for 17.7%, and two third party customers accounted for 14.5% and 13.0% of the Company’s total accounts receivable, respectively.

As of December 31, 2021 two suppliers aggregately accounted for 60.1% of the Company’s total accounts payable, with related party supplier, Linsun accounted for 50.0% and one third party supplier accounted for 10.1% of the Company’s total accounts payable. As of June 30, 2021, one related party supplier, Linsun, accounted for 29.2% of the Company’s total account payable.

For the six months ended December 31, 2021, sales to the customers outside of China accounted for 53.1% and 47.5% of the Company’s total revenue, respectively. For the six months ended December 31,2021, four customers accounted for 22.1%, 6.6% ,5.1% and 5.0% of the Company’s total revenue, respectively. For the six months ended December 31,2020, three customers accounted for 31.4%, 12.4% and 6.3% of the Company’s total revenue, respectively.

For the six months ended December 31, 2021, one related party suppliers accounted for 38.8% of the Company’s total raw materials purchases. For the six months ended December 31, 2020, two suppliers accounted for 26.1% of the Company’s total raw materials purchases, with related party supplier Linsun and a third-party supplier accounted for 15.6% and 10.5% of the Company’s total raw material purchases, respectively.

NOTE 18 – SUBSEQUENT EVENTS

Exercise of share options

Pursuant to the consulting agreement signed between TJ Capital and the Company on July 30, 2019, TJ Capital opted to exercise 30,000 share options on a cashless basis. On January 10, 2022, the Company issued 24,382 common shares to TJ Capital.

Pursuant to the employment agreement with Dr. Yunhao Chen, the Chief Financial Officer of the Company on May 28, 2017, Dr. Yunhao Chen opted to exercise 120,000 shares at the exercise price of $1.50 on February 1, 2022.

Exercise of warrants

58,700 warrants in connection with January 2021 equity financing were exercised to purchase 58,700 common shares at $2.70 per share in January 2022.

Equity financing

On February 24, 2022, the Company closed a registered direct offering of 1,966,251 Class A common shares at a price of $2.88 per share with certain institutional investors for total gross proceeds of $5.66 million. The proceeds from this offering will be used for general corporate and working capital purposes.

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